COMPUTERSHARE

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject:

We confirm that the following material was sent by pre-paid mail on May 13th, 2005 to the registered shareholders of Common shares of the subject Corporation:

A. Notice of Annual and Special General Meeting / Information Circular/Quarterly and Year End Report BC Form 51-901F for the quarter ended /Schedule B: Supplementary Information/Schedule C: Management Discussion and Analysis

B. Proxy

C. Supplemental Mailing List Return Card

D. 2004 Annual Report including Letter to Shareholders / managements Discussion and Analysis / Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002

E. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

“Karen Patrus”
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.661.9401